UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 55143 / January 22, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12530

In the Matter of	**ORDER MAKING FINDINGS AND REVOKING REGISTRATIONS OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**
Providence Capital III, Inc., Providence Capital IV, Inc., Providence Capital VI, Inc., Providence Capital VII, Inc., and Providence Capital X, Inc.,	
Respondents.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Providence Capital III, Inc., Providence Capital IV, Inc., Providence Capital VI, Inc., Providence Capital VII, Inc., and Providence Capital X, Inc. (hereinafter collectively referred to as "Respondents") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondents on January 10, 2007, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondents consent to the entry of this Order Making Findings and Revoking Registrations of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondents' Offer, the Commission finds that:

  1. Providence Capital III, Inc. (CIK No. 1110048) is a dissolved Colorado corporation located in Chattanooga, Tennessee. At all times relevant to this proceeding, the securities of Providence Capital III, Inc. have been registered under Exchange Act Section 12(g).

  2. Providence Capital III, Inc. has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since it filed a Form 10-QSB for the period ended March 31, 2002.

  3. Providence Capital IV, Inc. (CIK No. 1110047) is a dissolved Colorado corporation located in Chattanooga, Tennessee. At all times relevant to this proceeding, the securities of Providence Capital IV, Inc. have been registered under Exchange Act Section 12(g).

  4. Providence Capital IV, Inc. has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since it filed a Form 10-QSB for the period ended March 31, 2002.

  5. Providence Capital VI, Inc. (CIK No. 1110043) is a dissolved Colorado corporation located in Chattanooga, Tennessee. At all times relevant to this proceeding, the securities of Providence Capital VI, Inc. have been registered under Exchange Act Section 12(g).

  6. Providence Capital VI, Inc. has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since it filed a Form 10-QSB for the period ended March 31, 2002.

  7. Providence Capital VII, Inc. (CIK No. 1110726) is a dissolved Colorado corporation located in Chattanooga, Tennessee. At all times relevant to this proceeding, the securities of Providence Capital VII, Inc. have been registered under Exchange Act Section 12(g).

  8. Providence Capital VII, Inc. has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since it filed a Form 10-QSB for the period ended March 31, 2002.

  9. Providence Capital X, Inc. (CIK No. 1110048) is a dissolved Colorado corporation located in Chattanooga, Tennessee. At all times relevant to this proceeding, the securities of Providence Capital X, Inc. have been registered under Exchange Act Section 12(g).

10. Providence Capital X, Inc. has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since it filed a Form 10-QSB for the period ended March 31, 2002.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanctions specified in Respondents' Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondents' securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Nancy M. Morris
Secretary